SIA ENGINEERING COMPANY

02 SEP 16 AM 10:29

12 September 2002

(FILE: 82-5123)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corpora[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

BY COURIER

SUPPL

Ladies and Gentlemen:

Re : Submissions pursuant to the Listing Rules of the SGX-ST (SIA Engineering Company Limited) (File: 82-5123)

We enclose bound documents consisting of information that, since our last letter of 4 July 2002 to the date of this letter, the Company (i) (a) has made or is required to make public pursuant to the laws of Singapore, (b) has filed or is required to file with the SGX-ST and which was made public by the SGX-ST and (c) has distributed or is required to distribute to the holders of its securities and (ii) considers material pursuant to paragraph 12g3-2(b).

A list of the said documents is also attached hereto for your easy reference.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

No	**Name of Document**	**Date Made Public, Filed or Distributed**	**Entity Requiring Document**
1.	Annual Return of Company Having a Share Capital (Form AR)	10 July 2002	Registry of Companies and Businesses
2.	Notice of Resolution (Form 11)	10 July 2002	Registry of Companies and Businesses
3.	Certification For Inclusion in Public Company's Annual Return That Does Not Include List of Members (Form 56)	10 July 2002	Registry of Companies and Businesses
4.	Return Giving Particulars in Register of Directors, Managers, Secretaries and Auditors and Changes of Particulars (Form 49)	01 August 2002	Registry of Companies and Businesses
5.	Announcement - SIA Engineering Company Increase Stake in Rohr Aero Services – Asia to 40%	24 June 2002	SGX-ST
6.	Announcement – General	24 June 2002	SGX-ST
7.	Announcement- Resolution Passed at AGM held on 6 July 2002/ Re-appointment of Audit Committee Members	06 July 2002	SGX-ST
8.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	08 July 2002	SGX-ST

Airmail Transit Centre P O Box 501, Singapore 918101 Cable SINAIRLINE Telex 21241
Airline House, 25 Airline Road Singapore 819829 Telephone 5423333

No	Name of Document	Date Made Public, Filed or Distributed	Entity Requiring Document
9.	Announcement- Rohr Aero Breaks New Ground with Largest Autoclave Facility in Asia	11 July 2002	SGX-ST
10.	Notice of Director's Interest in a Related Corporation – N Varaprasad	17 July 2002	SGX-ST
11.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	24 July 2002	SGX-ST
12.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	26 July 2002	SGX-ST
13.	Announcement – Captain Maurice de Vaz	31 July 2002	SGX-ST
14.	Announcement - SIA Engineering Signs MOU for Line Maintenance at Indonesia Airports	31 July 2002	SGX-ST
15.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	31 July 2002	SGX-ST
16.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	13 August 2002	SGX-ST
17.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	30 August 2002	SGX-ST

The documents and information enclosed and the documents and other information to be furnished to the Commission in the future pursuant to this exemption request are being furnished under paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this exemption request nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of the enclosed documents by stamping on the enclosed copy of this exemption request provided for that purpose and returning the same to our messenger.

Sincerely,

Melanie Lee
Legal Counsel

Enclosures

cc. VPC

02 SEP 16 10:29

THE COMPANIES ACT
(CHAPTER 50)
Eighth Schedule

ANNUAL RETURN OF COMPANY HAVING A SHARE CAPITAL

FORM
AR

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

1 Date Annual Return made up to (being the date or a date not later than the fourteenth day after the date of the Annual General Meeting): 6 July 2002

2 Date of Annual General Meeting: 6 July 2002

3 Date accounts made up to: 31 March 2002

4 Address of registered office: SIA Engineering Company Hangar
31 Airline Road
Singapore 819831

5 Address at which the register of members is kept if other than the registered office:
—— NIL ——

6 Total amount of indebtedness of the company in respect of all charges which are required to be registered with the Registrar of Companies and Businesses:

7 LIST OF REGISTERED CHARGES
(Please use Continuation Sheets if space provided is insufficient)

Date of Registration	Charge No:	Amount of Indebtedness as at date of Return

—— NIL ——

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name:	Date of Registration:
Address:	Receipt No:
A/c No: Tel No:	Checked By:
Fax No:	

FORM **AR**

8 SUMMARY OF SHARE CAPITAL AND SHARES

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

	Ordinary	Preference	Other Kinds
(1) Authorised Share Capital	$300,000,000		
Issued Share Capital	$100,003,420		
Paid-up Share Capital	$100,003,420		
Nominal Value per share:	$0.10		
(2) Number of shares issued subject to payment wholly in cash:	NIL		
(3) Number of shares issued as fully paid up otherwise than in cash:	NIL		
(4) Number of shares issued as partly paid up to the extent of per share otherwise than in cash:	NIL	N/A	
(5) Number of shares (if any) of each class issued at a discount:	NIL		
(6) Total amount of discount on the issue of shares which has not been written off at the date of this return:	NIL		
(7) There has been called up on each of shares:	NIL		
(8) There has been called up on each of shares:	NIL		
(9) There has been called up on each of shares:	NIL		

FORM
AR

8 SUMMARY OF SHARE CAPITAL AND SHARES

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

	Ordinary	Preference	Other Kinds
(10) Total amount of calls received including payments on application and allotment:	NIL	N/A	N/A
(11) Total amount, if any, agreed to be considered as paid on shares which have been issued as fully paid up otherwise than in cash:	NIL	N/A	N/A
(12) Total amount, if any, agreed to be considered as paid on shares which have been issued as partly paid up to the extent of per share otherwise than in cash:	NIL	N/A	N/A
(13) Total amount of calls unpaid:	NIL	N/A	N/A
(14) Total amount of the sums, if any, paid by way of commission in respect of any shares or debentures since the date of the last return:	NIL	N/A	N/A
(15) Total amount of the sums, if any, allowed by way of discount in respect of any debentures since the date of the last return:	NIL	N/A	N/A
(16) Total number of shares forfeited:	NIL	N/A	N/A
(17) Total amount paid, if any, on shares forfeited:	NIL	N/A	N/A

FORM

AR

9 CERTIFICATE TO BE GIVEN BY ALL COMPANIES UNDER THE EIGHTH SCHEDULE

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

Name of officer signing this certificate: Devika Rani Davar (Mrs)

*NRIC/Passport No: S2507415G Nationality: Singaporean

Address: 517 Elias Road
Pasir Ris Beach Park
Singapore 519925

Designation in the abovenamed company: Company Secretary

(1) I, the abovenamed officer, after having made due inquiries certify —

(*a*) having made an inspection of the share register, that transfers *have/~~have not~~ been registered since the date of *the last annual return/~~the incorporation of the company~~;

*(*b*) that the company being a private company has not since the date of *incorporation of the company/the last annual return issued any invitation to the public to subscribe for any shares in or debentures of the company or to deposit moneys for fixed periods or payable at call; and

*(*c*) that the company is a private company and its members exceed 50 but the excess of members above 50 (counting joint holders of shares as one person) consist wholly of persons who are in the employment of the company or of its subsidiary(ies) or persons who while previously in the employment of the company or of its subsidiary(ies) were and thereafter have continued to be members of the company.

(2) This certificate was completed and signed by me on: 10 July 2002

(signed) ....
Signature of officer

*Delete where inapplicable.

Form AR Continuation Sheet 4

FORM **AR**

10 PARTICULARS OF THE DIRECTORS, MANAGERS, SECRETARIES AND AUDITOR(S) OF THE COMPANY AT THE DATE OF THE ANNUAL RETURN

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

(1) The particulars of the directors, the manager(s) and the secretary(ies) of the abovenamed company are as follows (Please use Continuation Sheets if space provided is insufficient):

(*a*) Name (*b*) Residential Address	(*c*) NRIC/Passport No (*d*) Nationality	(*e*) Date of Appointment (*f*) Occupation
~~Director~~		
Chief Executive Officer		
(a) William Tan Seng Koon (b) 105 Countryside Road	(c) 0039210C (d) Singaporean	(e) 1 May 2001 (f) Chief Executive Officer
~~Manager(s)~~		
Secretary(ies)		
(a) Devika Rani Davar (Mrs) (b) 517 Elias Road Pasir Ris Beach Park Singapore 519925	(c) 2507415G (d) Singaporean	(e) 23 March 1992 (f) Vice President (Corporate)

Please use Annexes for particulars of other directorships of public companies or subsidiaries of public companies in Singapore.

(2) The particulars of the auditor(s) of the abovenamed company are as follows:

(*a*) Name of firm: Messrs Ernst & Young

(*b*) Address: 10 Collyer Quay, #21-01 Ocean Building
Singapore 049315

(*c*) Date of appointment: Appointed since incorporation

Form AR Continuation Sheet 4A

FORM
AR

10 PARTICULARS OF THE DIRECTORS, MANAGERS, SECRETARIES AND AUDITOR(S) OF THE COMPANY AT THE DATE OF THE ANNUAL RETURN

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

(1) The particulars of the directors, the manager(s) and the secretary(ies) of the abovenamed company are as follows (Please use Continuation Sheets if space provided is insufficient):

(*a*) Name (*b*) Residential Address	(*c*) NRIC/Passport No (*d*) Nationality	(*e*) Date of Appointment (*f*) Occupation
~~Directors~~		
Chairman		
(a) Cheong Choong Kong	(c) 1842638B	(e) 1 August 1984 (as Director) 1 Apri 1996 (as Chairman)
(b) 10 Maryland Drive Singapore 277506	(d) Singaporean	(f) Airline Executive
(Other Directorship: See Annex A)		
Dy Chairman		
(a) Chew Leng Seng	(c) 0467242I	(e) 16 March 1982 (as Director) 1 April 1996 (as Dy Chairman)
(b) 33 Woo Mon Chew Road Singapore 455100	(d) Singaporean	(f) Consultant
(Other Directorship: See Annex B)		
Manager (if any)		
Secretary(ies)		

Please use Annexes for particulars of other directorships of public companies or subsidiaries of public companies in Singapore.

(2) The particulars of the auditor(s) of the abovenamed company are as follows:

(*a*) Name of firm:

(*b*) Address:

(*c*) Date of appointment:

Form AR Continuation Sheet 4 B

FORM

AR

10 PARTICULARS OF THE DIRECTORS, MANAGERS, SECRETARIES AND AUDITOR(S) OF THE COMPANY AT THE DATE OF THE ANNUAL RETURN

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

(1) The particulars of the directors, the manager(s) and the secretary(ies) of the abovenamed company are as follows (Please use Continuation Sheets if space provided is insufficient):

(*a*) Name (*b*) Residential Address	(*c*) NRIC/Passport No (*d*) Nationality	(*e*) Date of Appointment (*f*) Occupation
Directors		
(a) Maurice de Vaz (b) 38 Linden Drive Singapore 288711	(c) 04764571 (d) Singaporean	(e) 17 February 2000 (f) Airline Executive
(Other Directorship: See Annex C)		
(a) Bey Soo Khiang (b) 26 Jalan Jelita Singapore 278350	(c) 1146452A (d) Singaporean	(e) 1 March 2000 (f) Airline Executive
(Other Directorship: See Annex D)		
Manager (if any)		
Secretary(ies)		

Please use Annexes for particulars of other directorships of public companies or subsidiaries of public companies in Singapore.

(2) The particulars of the auditor(s) of the abovenamed company are as follows:

(*a*) Name of firm:

(*b*) Address:

(*c*) Date of appointment:

FORM AR

Form AR Continuation Sheet 4C

10 PARTICULARS OF THE DIRECTORS, MANAGERS, SECRETARIES AND AUDITOR(S) OF THE COMPANY AT THE DATE OF THE ANNUAL RETURN

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

(1) The particulars of the directors, the manager(s) and the secretary(ies) of the abovenamed company are as follows (Please use Continuation Sheets if space provided is insufficient):

(*a*) Name (*b*) Residential Address	(*c*) NRIC/Passport No (*d*) Nationality	(*e*) Date of Appointment (*f*) Occupation
Directors		
(a) Thio Su Mien (b) 69A Coronation Singapore 269467	(c) 0350637A (d) Singaporean	(e) 1 March 2000 (f) Managing Partner TSMP Law Corporation
(Other Directorship: See Annex E)		
(a) Natarajan Varaprasad (b) 42 Grove Drive Singapore 279082	(c) 2002611A (d) Singaporean	(e) 1 March 2000 (f) Deputy Principal National University of Singapore
(Other Directorship: Nil)		
Manager (if any)		
Secretary(ies)		

Please use Annexes for particulars of other directorships of public companies or subsidiaries of public companies in Singapore.

(2) The particulars of the auditor(s) of the abovenamed company are as follows:

(*a*) Name of firm:

(*b*) Address:

(*c*) Date of appointment:

Form AR Continuation Sheet 4D

FORM
AR

10 PARTICULARS OF THE DIRECTORS, MANAGERS, SECRETARIES AND AUDITOR(S) OF THE COMPANY AT THE DATE OF THE ANNUAL RETURN

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

(1) The particulars of the directors, the manager(s) and the secretary(ies) of the abovenamed company are as follows (Please use Continuation Sheets if space provided is insufficient):

(*a*) Name (*b*) Residential Address	(*c*) NRIC/Passport No (*d*) Nationality	(*e*) Date of Appointment (*f*) Occupation
Directors		
(a) Wong Ngit Liong (b) 3A Camden Park Singapore 299817	(c) 2549567E (d) Singaporean	(e) 1 March 2000 (f) Managing Venture Group
(Other Directorship: See Annex F)		
(a) Wong Nang Jang (b) No 21 Peck Hay Road Singapore 228314	(c) 0388008G (d) Singaporean	(e) 24 March 2000 (f) Chairman Banking Computer Services Pte Ltd
(Other Directorship: See Annex G)		
(a) Phoon Siew Heng Jimmy (b) 19B Lim Tua Tow Road, #03-01 Casa Riviera Singapore 547802	(c) 1596086H (d) Singaporean	(e) 21 May 2002 (f) Managing Director, Head of Corporate Stewardship Temasek Holdings Pte. Ltd.
(Other Directorship: See Annex H)		
Manager (if any)		
Secretary(ies)		

Please use Annexes for particulars of other directorships of public companies or subsidiaries of public companies in Singapore.

(2) The particulars of the auditor(s) of the abovenamed company are as follows:

(*a*) Name of firm:

(*b*) Address:

(*c*) Date of appointment:

Annex A

SIA Engineering Company Limited
198201025C

Other Directorships

Of

DR CHEONG CHOONG KONG

Name of Company	Company No.
Oversea-Chinese Banking Corporation Limited	193200032W
Singapore Airlines Limited	197200078R
Singapore Airport Terminal Services Limited	197201770G
Singapore International Foundation	199103796W
Singapore Press Holdings Limited	198402868E
Singapore-US Business Council	
The National University of Singapore 11th Council	
Virgin Atlantic Airways Limited	1600117
Virgin Atlantic Limited	3552500
Virgin Travel Group Limited	2274332

Annex B

SIA Engineering Company Limited
198201025C

Other Directorships

Of

MR CHEW LENG SENG

Name of Company	Company No.
Singapore Jamco Private Limited	198800322W
Singapore Aero Engine Services Ltd	199901054Z
Pan Asia Pacific Aviation Services	

Annex C

SIA Engineering Company Limited
198201025C

Other Directorships

Of

CAPTAIN MAURICE DE VAZ

Name of Company	Company No.
Singapore Flying College Private Limited	01211/1988R

Annex D

SIA Engineering Company Limited
198201025C

Other Directorships

Of

LT-GEN(NS) BEY SOO KHIANG

Name of Company	Company No.
SATS Airport Services Private Limited	198500561R
SilkAir (Singapore) Private Limited	197500236D
All Good Gifts Ministries Limited	198900203M

Annex E

SIA Engineering Company Limited
198201025C

Other Directorships

Of

DR THIO SU MIEN

Name of Company	Company No.
Dresdner Kleinwort Wasserstein (South East Asia) Limited	197301187M
Dresdner Kleinwort Wasserstein (Nominees) Pte Ltd	198701250M
Seiko Instruments Singapore Pte Ltd	197301717K

SIA Engineering Company Limited
198201025C

Other Directorships

Of

MR WONG NGIT LIONG

Name of Company	Company No.
Venture Manufacturing (Singapore) Limited	198402886H
Multitech Systems Private Limited	198204863R
Ventech Data Systems Private Limited	198904119C
Cebelian Holdings Private Limited	199401530E
Venture Meto International Private Limited	199405799N
Advanced Products Corporation Private Limited	199409449M
Innovative Trek Technology Private Limited	199402669M
VS Electronics Private Limited	199702158G
EAS Security Systems Private Limited	199702263Z
VIPColor Technologies Private Limited	199708536R
Singapore Exchange Limited	199904940D
NLW Private Limited	198100843M
Singapore Economic Development Board	Statutory Board

Annex G

SIA Engineering Company Limited
198201025C

Other Directorships

Of

MR WONG NANG JANG

Name of Company	Company No.
Banking Computer Services Private Limited	379/1976
BCS Information Systems Private Limited	2606/1985C
Bank of Singapore Limited	195400071R
Oversea-Chinese Banking Corporation Limited	193200032W
Singapore Symphonia Company Limited	1125/1978
WBL Corporation Limited	191200028Z
The PacificMas Berhad	105/63
Global Investment Holdings	22663544

SIA Engineering Company Limited
198201025C

Other Directorships

Of

MR JIMMY PHOON SIEW HENG

Name of Company	Company No.
ENV Corporation (Pte) Ltd	199005540H
PWD Corporation Pte Ltd	199806366R
Finlayson Alpha *	199900665N
Finlayson Global Corporation Limited *	199900559K
Finlayson One Pte Ltd	199900666E
Fullerton Global Corporation Limited *	199801397D
Fullerton Management Pte Ltd	199408109C
MSD Consultants Pte Ltd	199002614Z
PowerGrid Limited *	199504469Z
SMRT Corporation Ltd *	200001855H
Media Corporation of Singapore Pte Ltd	199201312E
International Development and Consultancy Corporation (Pte) Ltd	197201705M
Urban Management Company (1987) Pte Ltd	197400175E
Singapore Power Limited *	199406577N
TIBS Holdings Ltd*	199101735W
Trans-Island Bus Services Ltd*	198202292D
Singapore Power International Pte Ltd	199408833R
Singapore Airport Terminal Services Limited*	197201770G

SIA Engineering Company Limited
198201025C

Other Directorships

Of

MR JIMMY PHOON SIEW HENG

Name of Company	Company No.
ENV Corporation (Pte) Ltd	199005540H
PWD Corporation Pte Ltd	199806366R
Finlayson Alpha *	199900665N
Finlayson Global Corporation Limited *	199900559K
Finlayson One Pte Ltd	199900666E
Fullerton Global Corporation Limited *	199801397D
Fullerton Management Pte Ltd	199408109C
MSD Consultants Pte Ltd	199002614Z
PowerGrid Limited *	199504469Z
SMRT Corporation Ltd *	200001855H
Media Corporation of Singapore Pte Ltd	199201312E
International Development and Consultancy Corporation (Pte) Ltd	197201705M
Urban Management Company (1987) Pte Ltd	197400175E
Singapore Power Limited *	199406577N
TIBS Holdings Ltd*	199101735W
Trans-Island Bus Services Ltd*	198202292D
Singapore Power International Pte Ltd	199408833R
Singapore Airport Terminal Services Limited*	197201770G

FORM **AR**

11 LIST OF SHAREHOLDERS

(Please use continuation sheets if space provided is insufficient)

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

List of persons holding shares on the abovementioned date of this Annual Return and an account of the shares so held are as follows:

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) No and class of shares held (Please specify if class of shares is other than Ordinary, i.e. Preference/Others)
Please see Form 56	

Form AR Continuation Sheet 6
(Companies which are able to produce Exempt Private Company Certificate to disregard this sheet and to use the other continuation sheet 6)

FORM
AR

12 FINANCIAL HIGHLIGHTS

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

(1) Principal activity(ies) in the course of the financial year:

The principal activities of the Company are the maintenance, repair and overhaul of aircraft engines, the provision of engine and component overhaul, the provision of line maintenance and technical ground handling services, and investment holdings. The principal activities of the subsidiary companies include the manufacturing of aircraft cabin equipment, refurbishment of aircraft galleys and investment holdings.

	(S$)
(2) Turnover/Sales and other operating revenues: (Total amount received and receivable in the ordinary course of business for goods sold or supplied as a principal and for services provided)	830,897
(3) Net Income (or Loss) from extraordinary and non-operating items:	7,087
(4) (*a*) Profit before tax:	216,021
(*b*) Profit after tax:	190,583
(*c*) Loss before tax:	-
(*d*) Loss after tax:	-
(5) Total assets:	858,333
(*a*) Current assets:	435,295
(*b*) Fixed and other assets:	423,038
(6) Total liabilities:	219,852
(*a*) Current liabilities:	205,915
(*b*) All non-current and long-term liabilities:	13,937
(7) Shareholders' Funds:	638,481
(*a*) Paid-Up Capital:	100,000
(*b*) Reserves (Total of all types);	538,481
(*c*) (Accumulated Loss):	-

Notes: (1) Current + Fixed and other assets = Total assets.
(2) Current liabilities + All other non-current and long-term liabilities = Total liabilities
(3) Paid-up capital + Reserves − (Accumulated Loss), if any = Shareholders' Funds.
(4) Total assets = Total liabilities + Shareholders' Funds.

Form AR Continuation Sheet 7
(Companies which are able to produce Exempt Private Company Certificate to disregard this sheet)

FORM
AR

13 DECLARATION BY THE OFFICER MAKING THIS ANNUAL RETURN

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

This Annual Return was completed and signed by me on: 10 July 2002

It includes and is filed together with the following which have been laid before the abovenamed company at its annual general meeting held on the date stated in paragraph 2 hereof:

(1) the report and statement of the directors which contain the information as required under section 201 of the Companies Act;

(2) the report of the auditors;

(3) the last audited balance-sheet;

(4) the last audited profit and loss account; and

(5) the notes to the accounts:

Name of officer making return: Devika Rani Davar (Mrs)

*NRIC/Passport No: 2507415G

Nationality: Singaporean

Address: 517 Elias Road
Pasir Ris Beach Park
Singapore 519925

Tel. No: 6541 5153

Designation in the abovenamed company: Company Secretary

Devika R. Davar
....
Signature of person making return

*Delete where inapplicable.

02 SEP 16 AM 10: 29

THE COMPANIES ACT
(CHAPTER 50)/
The Companies Regulations 1987
‡Sections 17 (7), 26 (2), 30 (4), 31 (1) and (2), 33 (9), 34, 186 (1), 227B (1) and 290 (2)/
Regulations 24 and 66

NOTICE OF RESOLUTION

FORM 11

Folio No

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

The Registrar of Companies & Businesses,
Singapore

At ~~A~~ an annual (general) meeting of the *members/~~creditors/directors~~ of the abovenamed company duly convened and held at Mandarin Ballroom 2, 6th Floor, South Tower, Mandarin Singapore 333 Orchard Road, Singapore (238867) on 6 July 2002, the *~~special~~/ordinary/~~Directors~~' resolution set out *~~below~~/in the †annexure marked with the letter "A" and signed by me for purposes of identification was *duly passed/~~agreed to~~.

(Set out resolution here if a copy thereof is not annexed).

Please see Annexure A

Name(s) of person(s) who signed *this/these resolution(s)/minute(s) was/were:

Cheong Choong Kong

The designation of the person signing the resolution(s) in the abovenamed company is:

Chairman

Dated this 10th day of July 2002

Signature: [signature]

Name of *~~Director~~/Secretary: Devika Rani Davar

‡ Delete whichever references to sections are inapplicable.
* Delete where inapplicable.
† Where a copy of the resolution is annexed, the annexure is to be endorsed as follows: "This is the annexure marked "A" referred to in the notice of resolution signed by me on the ...... day of ...."

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name:	Date of Registration:
Address:	Receipt No:
A/c No: Tel No: Fax No:	Checked By:

This is the annexure marked "A" referred to in the notice of resolution signed by me on the 10th day of July 2002.

Devika Rani Davar
Company Secretary

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts of the Company for the year ended 31 March 2002 and the Auditors' Report thereon.

2. To declare a final dividend of 3 cents per share (1.2 cents less income tax at 22% and 1.8 cents tax exempt), amounting to $27.4 million, for FY2001-02.

3. To re-elect Dr N Varaprasad, a Director retiring pursuant to Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as a Director.

4. To re-elect Mr Wong Ngit Liong, a Director retiring pursuant to Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as a Director.

5. To re-elect Dr Cheong Choong Kong, a Director retiring pursuant to Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

6. To re-elect Mr Jimmy Phoon Siew Heng, a Director retiring pursuant to Article 90 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as a Director.

7. To re-appoint Messrs Ernst & Young as auditors of the Company and to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

SPECIAL BUSINESS

8. To consider and, if thought fit, to pass the following resolutions as ordinary resolutions with or without any modifications:

    8.1 "That the Directors' Fees of $291,260.00 (FY2000/2001: $353,644.00) for the year ended 31 March 2002 be and are hereby approved for payment."

    8.2 "That pursuant to Section 161 of the Companies Act (Cap.50) and the Articles of Association of the Company, the Directors of the Company be and are hereby authorised to allot and issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit PROVIDED ALWAYS THAT the aggregate number of shares to be issued pursuant to this Resolution does not exceed

50 per cent. of the total issued share capital of the Company for the time being, of which the aggregate number of shares that may be issued other than on a pro-rata basis to existing shareholders shall not exceed 20 per cent. of the total issued share capital of the Company for the time being, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law or the Articles of Association of the Company to be held, whichever is earlier."

8.3 "That, for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited:-

8.3.1 approval be and is hereby given, for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of interested person transactions, particulars of which are set out in appendix 3 to the Company's Circular dated 15 June 2001 ("the Circular") any party who is of the class of interested persons described in appendix 3 of the Circular (the "IPT Mandate"), provided that such transactions are made at arm's length and on normal commercial terms;

8.3.2 such approval shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

8.3.3 the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including without limitation executing all such documents as may be required), as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorized by the IPT Mandate and/or this Resolution."

8.4 "That the Board of Directors of the Company be and is hereby authorised to offer and grant options in accordance with the provisions of the SIA Engineering Company Limited Employee Share Option Plan (the "Plan") and to allot and issue from time to time such number of ordinary shares of S$0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the options under the Plan PROVIDED ALWAYS THAT the aggregate number of ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent of the total issued share capital of the Company from time to time."

THE COMPANIES ACT.
(CHAPTER 50).
Section 198

CERTIFICATE FOR INCLUSION IN PUBLIC COMPANY'S ANNUAL RETURN THAT DOES NOT INCLUDE LIST OF MEMBERS

FORM
56

Folio No

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

I, Devika Rani Davar,

of 517 Elias Road Singapore 519925

*NRIC/Passport No: S25074l5G, secretary of the abovenamed company hereby certify for the purposes of section 198 (1) of the Companies Act that —

(a) the abovenamed company has more than 500 members; and

(b) the abovenamed company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred,

and accordingly that section applies to the abovenamed company.

Dated this 10th day of July 2002

Signature: [signature]

Name of Secretary: Devika Rani Davar

* Delete where inapplicable

Lodged in the office of the Registrar of Companies and Businesses by		For Official Use
Name:		Date of Registration:
Address:		Receipt No:
A/c No:	Tel No:	Checked By:
	Fax No:	

THE COMPANIES ACT
(CHAPTER 50)
Sections 146 (1), 173 (6) and 205

RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS, SECRETARIES AND AUDITORS AND CHANGES OF PARTICULARS

FORM 49

Folio No

Name of Company: SIA Engineering Company Limited

Company No: 198201025-C

The *particulars/changes of particulars are as follows:

(a) Name (b) Residential Address	(c) NRIC/Passport No (d) Nationality (e) Occupation	(f) Nature of Appointment/ Change/Cessation and Effective Date (For new companies, state "Appointed with effect from date of incorporation")
† Director (a) Maurice de Vaz (b) 38 Linden Drive Singapore 288711	(c) NRIC: 0476457-I (d) Singapore Citizen (e) Airline Executive	(f) resigned as director with effect from 31 July 2002

Dated 1 August 2002

Signature: [signature]

Name of ~~*Director~~/Secretary: Devika Rani Davar

This Form consists of this page *and — continuation sheet(s).

*Delete where inapplicable.

†Insert headings, ie, Directors, Managers, Secretaries or Auditors

Note: Attach Annexes for particulars of other directorships of public companies or their subsidiaries in Singapore. Changes in respect of NRIC/Passport No and address notified herein will be updated by the Registry in all other companies of which the above persons are officers and shareholders. Auditors need only give their firm's name address.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name:	Date of Registration:
Address:	Receipt No:
A/c No: Tel No: Fax No:	Checked By:

WONG PARTNERSHIP
80 Raffles Place
#58-01 UOB Plaza
Singapore 048624

Attn: Mr Hui Choon Yuen

1 August 2002

Dear Choon Yuen,

SIA ENGINEERING COMPANY LIMITED
FORM 49

We enclosed herewith Form 49 in respect of Capt Maurice de Vaz's resignation as our Director.

Grateful if you can lodge with Register of Companies and Business on our behalf.

Thank you.

Yours Sincerely

Low Willin

Encls.

Airmail Transit Centre P O Box 501, Singapore 918101 Cable SINAIRLINE Telex 21241
Airline House, 25 Airline Road Singapore 819829 Telephone 5423333

SIA ENGINEERING COMPANY

Press Release

02 SEP 16 AM 10:29

SIA Engineering Company increases stake in Rohr Aero Services - Asia to 40%

SINGAPORE, 24 June 2002 – Mainboard-listed **SIA Engineering Company Limited** announced today that the Company has exercised its option to acquire an additional 10% stake in Rohr Aero Services-Asia Pte Ltd (RASA). This brings the stake SIA Engineering holds in RASA to 40%.

SIA Engineering, which acquired a 30 per cent stake in March 2001, paid approximately US$5.6M cash for the additional 10 per cent stake in RASA. Rohr Inc., a subsidiary of Goodrich Corporation, owns the remaining shareholding.

RASA, incorporated in Singapore in 1995, operates a 90,000 square-foot facility in Singapore's Loyang aerospace hub. The company performs aerostructure repair and overhaul for more than 30 airlines in the Asia-Pacific region. Its customer base includes carriers such as Singapore Airlines, Japan Airlines, Federal Express and Cathay Pacific Airways.

SIA Engineering Company's Chief Executive Officer Mr William Tan said: "The use of composite structures is becoming increasingly prevalent in new-generation aircraft and engines. RASA is poised to benefit from the growing market for high-tech composite structure repair and overhaul, and will continue to grow as a strong player in Asia-Pacific for such services."

"Through our strategic alliances with leading equipment manufacturers and specialists in cutting-edge aviation technology, we bring critical support services close to SIA Engineering's centre for airframe maintenance in Singapore. This enables us to offer very competitive turnaround times and lower maintenance costs to our customers, thereby sharpening our international competitiveness," Mr Tan added.

"We're pleased with our relationship with SIA Engineering Company and gratified by the confidence SIA Engineering is showing in RASA's future by expanding its ownership position," said Mike Piscatella, Group President of the Goodrich Aerostructures & Aviation Technical Services. "This strategically important alliance is solidifying RASA's position as the premier nacelle and thrust reverser MRO center in the Pacific Rim."

About SIA Engineering Company

SIA Engineering Company is a major provider of aircraft maintenance, repair and overhaul (MRO) services in Asia-Pacific. The Company has a client base of more than 80 international carriers and aerospace equipment manufacturers. It provides line maintenance services at Singapore Changi Airport for about 220 flights daily, as well as airframe and component overhaul on some of the most advanced and widely used commercial aircraft in the world.

16 joint ventures with original equipment manufacturers and airlines in Singapore, Ireland, China, Hongkong and Taiwan increase the depth and breadth of the Company's comprehensive service offerings. The combined revenue of these joint ventures is approximately S$1.7 billion in FY2001/02, with 83% coming from non-Singapore Airlines customers. Taking into account SIA Engineering Company's equity holding in its joint ventures, non-SIA customers contributed approximately 34% of SIA Engineering Group's business.

SIA Engineering Company has approvals from 23 national aviation regulatory authorities to provide MRO services for aircraft registered in the United States of America, major European countries and Japan, among others.

About Goodrich Corporation

With 2001 aerospace sales of $4.2 billion, Goodrich Corporation is a leading worldwide supplier of aerospace components, systems and services. Headquartered in Charlotte, North Carolina, Goodrich is ranked by Fortune magazine as one of the "Most Admired" aerospace companies and is included on Forbes magazine's "Platinum List" of America's best big companies, and employs 23,000 people worldwide.

The company's Aerostructures & Aviation Technical Services Group designs, integrates, manufactures, sells, and supports aircraft engine nacelle and pylon systems for large commercial aircraft. The Group also provides a broad range of other specialised aerostructures for commercial, military, and space applications. For more information, visit *www.goodrich.com*.

For more information, please contact:

Mr Chia Peck Yong
Manager Public Affairs
SIA Engineering Company
Tel: (65) 6541-5134
Fax: (65) 6546-0679
Mobile: (65) 9863-0982
E-mail: peckyong_chia@singaporeair.com.sg

02 SEP 16 AM 10:29

MASNET No. 76 OF 24.06.2002
Announcement No. 76

SIA ENGINEERING COMPANY LIMITED

Announcement

We refer to the letter dated 24 June 2002 from the Singapore Exchange Securities Trading Limited in relation to the sharp increase in the price and trading volume of the shares of SIA Engineering Company Limited (the "**Company**") on the Singapore Exchange on 24 June 2002.

The Company and its directors are not aware of any material development which would have led to the increase in price and trading volume of the Company's shares today.

For the information of its investors, the Company has released an announcement after close of trading this evening, stating that it has exercised its option to acquire an additional 10% stake in Rohr Aero Services-Asia Pte Ltd. On 29 March 2001, when the Company acquired its initial 30% shareholding interest in RASA, the Company had announced that it had this option to acquire the additional 10% stake.

Submitted by Devika Rani Davar, Company Secretary on 24/06/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Resolution Passed at AGM held on 6 July 2002/ Re-appointment of Audit Committee Members

At the Annual General Meeting of SIA Engineering Company Limited ("the Company") held today, all the resolutions pertaining to Ordinary Business, and all the resolutions set out under Special Business, in the Notice of Meeting dated 3 June 2002, have been passed by shareholders.

In light of the above, Dr N Varaprasad will be re-appointed as a member of the Company's Audit Committee. The Board considers Dr N Varaprasad as an independent Director.

Submitted by Devika Rani Davar, Company Secretary on 06/07/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	04/07/2002
Date of change of deemed interest:	20/06/2002
Name of registered holder:	CDP: Keppel Insurance Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	84,000
% of issued share capital:	0.0084
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	2.19
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	870,503,000	
% of issued share capital:	87.05	
No. of shares held after the transaction:	870,419,000	
% of issued share capital:	87.04	
Total shares:	870,419,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 08/07/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	04/07/2002
Date of change of deemed interest:	19/06/2002
Name of registered holder:	CDP: Keppel Insurance Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	74,000
% of issued share capital:	0.0074
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	2.23
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	870,577,000	
% of issued share capital:	87.06	
No. of shares held after the transaction:	870,503,000	
% of issued share capital:	87.05	
Total shares:	870,503,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 08/07/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	04/07/2002
Date of change of deemed interest:	18/06/2002
Name of registered holder:	CDP: Keppel Insurance Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	68,000
% of issued share capital:	0.0068
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	2.26
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	870,645,000	
% of issued share capital:	87.06	
No. of shares held after the transaction:	870,577,000	
% of issued share capital:	87.06	
Total shares:	870,577,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 08/07/2002 to the SGX

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

VICE PRESIDENT
(CORPORATE)
JUL 2002

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 4-Jul-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 18-Jun-02	CDP : KEPPEL INSURANCE PTE LTD	+ DEEMED INTEREST - OPEN MARKET SALE	(68,000)	2.26000	870,645,000	87.06%	870,577,000	87.06%
* 19-Jun-02	CDP : KEPPEL INSURANCE PTE LTD	+ DEEMED INTEREST - OPEN MARKET SALE	(74,000)	2.23000	870,577,000	87.06%	870,503,000	87.05%
* 20-Jun-02	CDP : KEPPEL INSURANCE PTE LTD	+ DEEMED INTEREST - OPEN MARKET SALE	(84,000)	2.19000	870,503,000	87.05%	870,419,000	87.04%

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* These transactions were reported to us on 3 Jul 02

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN DEE (MISS)
ASSISTANT COMPANY SECRETARY

Listed Companies' Announcement Printer Friendly Version

SIA ENGINEERING COMPANY LIMITED

Rohr Aero breaks new ground with largest autoclave facility in Asia

- *When completed in 2003, RASA's US$13.5 million facility will boost in-house capabilities and reduce lead time for repairing engine nacelles, cowls and thrust reversers*

SINGAPORE – 11 July 2002 – Rohr Aero Services–Asia (RASA), a joint venture between mainboard-listed **SIA Engineering Company Limited** and Goodrich Aerostructures Group, will build a 22,000 square-metre facility costing US$13.5 million on JTC-leased land at Changi North Crescent.

To be completed in September 2003, RASA's new two-storey building will be more than twice the size of its present facility in the Loyang aerospace hub and will be equipped with the largest 'Autoclave' heat-treatment machine in Asia. This 'Autoclave' will be able to handle large pieces of composite structures such as the large nacelles of new-generation engines, which otherwise would have to be sent all the way to the United States for repair. With this 'Autoclave' equipment in Singapore, airlines in Asia-Pacific will benefit significantly from savings in repair costs and turnaround time.

SIA Engineering Company's Chief Executive Officer Mr William Tan said: "This new facility will expand RASA's capacity and capabilities as well as reinforce its position as a leading regional player for nacelle and thrust reverser services. We are confident that RASA will benefit from the growing market for the repair and overhaul of high-technology composite structures which are increasingly prevalent in new-generation aircraft such as the B777 and A340."

"As a testimony of our confidence in RASA's growth prospects as well as our strategic partnership with Goodrich, we increased our stake in RASA to 40% last month. RASA is one of the 16 joint ventures that we have forged with leading original equipment manufacturers. Leveraging on this, we are able to substantially reduce the turnaround times of our aircraft maintenance checks," Mr Tan added.

RASA, incorporated in Singapore in 1995, operates a 9,000 square-metre facility in Singapore's Loyang aerospace hub. The company performs aerostructure repair and overhaul for more than 40 airlines in the Asia-Pacific region such as Singapore Airlines, Japan Airlines, Federal Express and Cathay Pacific Airways.

##

About SIA Engineering Company
SIA Engineering Company is a major provider of aircraft maintenance, repair and overhaul (MRO) services in Asia-Pacific. The Company has a client base of more than 80 international carriers and aerospace equipment manufacturers. It provides line maintenance services at Singapore Changi Airport for about 220 flights daily, as well as airframe and component overhaul on some of the most advanced and widely used commercial aircraft in the world. 16 joint ventures with original equipment manufacturers and airlines in Singapore, Ireland, China, Hongkong and Taiwan increase the depth and breadth of the Company's comprehensive service offerings.

SIA Engineering Company has approvals from 23 national aviation regulatory authorities to provide MRO services for aircraft registered in the United States of America, major European

countries and Japan, among others.

About Rohr Aero Services – Asia
RASA is an FAA & JAA certified repair station specialising in the maintenance, repair and overhaul of nacelle systems which includes the inlet cowl, fan fowl, thrust reverser, exhaust nozzle and plug. RASA's highly-trained and experienced engineering team is capable of performing sheetmetal, metal bond, honeycomb and composite repairs.

For more information, please contact:
SIA Engineering Company Limited
Chia Peck Yong
Senior Manager Public Affairs
Tel: (65) 6541-5134
Fax: (65) 6546-0679
Email: peckyong_chia@singaporeair.com.sg

Submitted by Devika Rani Davar, Company Secretary on 11/07/2002 to the SGX

Next Annc Prev Annc

SIA ENGINEERING COMPANY

To: **Chairman**
Dr Cheong Choong Kong

From: Company Secretary

Directors
Mr Chew Leng Seng
Mr Wong Nang Jang
Mr Wong Ngit Liong
Dr N Varaprasad
Lt-Gen(NS) Bey Soo Khiang
Dr Thio Su Mien
Captain Maurice de Vaz
Mr Jimmy Phoon

02 SEP 16 AM 10: 29

VPC/M/02/0467

17 July 2002

NOTICE OF DIRECTOR'S INTEREST

Please find attached a copy of the announcement to SGX via MASNET in respect of Dr N Varaprasad's sales of shares in SIAEC.

For your reference please.

Thank you.

Devika R Davar

Encl:

Cc: Dr N Varaprasad

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Natarajan Varaprasad
Date of notice to company:	06/07/2002
Date of change of shareholding:	04/07/2002
Name of registered holder:	Natarajan Varaprasad
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	5,000
% of issued share capital:	0.0005
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$2.38
No. of shares held before the transaction:	10,000
% of issued share capital:	0.001
No. of shares held after the transaction:	5,000
% of issued share capital:	0.0005

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	10,000	
% of issued share capital:	0.001	
No. of shares held after the transaction:	5,000	
% of issued share capital:	0.0005	
Total shares:	5,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Note: These shares were previously held in the name of the Director and have now been transfered to the above registered holder

Submitted by Devika Rani Davar, Company Secretary on 16/07/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	22/07/2002
Date of change of deemed interest:	16/07/2002
Name of registered holder:	CDP: DBS Nominees
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	30,000
% of issued share capital:	0.003
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	2.2616
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	870,419,000	
% of issued share capital:	87.04	
No. of shares held after the transaction:	870,449,000	
% of issued share capital:	87.04	
Total shares:	870,449,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 24/07/2002 to the SGX

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 22-Jul-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings) BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 16-Jul-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET PURCHASE	30,000	2.26160	870,419,000	87.04%	870,449,000	87.04%

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 19 Jul 02

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GIAM LAY HOON (MS)
COMPANY SECRETARY

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	25/07/2002
Date of change of deemed interest:	22/07/2002
Name of registered holder:	CDP: DBS Nominees
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	7,000
% of issued share capital:	0.0007
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	2.2326
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	870,449,000	
% of issued share capital:	87.04	
No. of shares held after the transaction:	870,456,000	
% of issued share capital:	87.05	
Total shares:	870,456,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 26/07/2002 to the SGX

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 25-Jul-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 22-Jul-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET PURCHASE	7,000	2.23260	870,449,000	87.04%	870,456,000	87.05%

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 24 Jul 02

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN DEE (MISS)
ASSISTANT COMPANY SECRETARY

SIA ENGINEERING COMPANY LIMITED

Announcement

Captain Maurice de Vaz, 62, will relinquish his directorship in SIA Engineering Company Limited with effect from 31 July 2002. He will also cease to be an Alternate Member of the Company's Board Committee.

Submitted by Devika Rani Davar, Company Secretary on 31/07/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

SIA Engineering signs MOU for line maintenance at Indonesian airports

SIA Engineering signs MOU for line maintenance at Indonesian airports

- *Joint venture with PT JAS, a leading ground handling service provider to 28 airlines in major Indonesian cities -- Jakarta, Denpasar, Surabaya, Medan.*

SINGAPORE, 31 July 2002 – Mainboard-listed **SIA Engineering Company Limited** and PT Jasa Angkasa Semesta (PT JAS) have signed a Memorandum of Understanding (MOU) for a joint venture to provide aircraft line maintenance and technical ramp handling services at Indonesia's major airports.

PT JAS provides ground-handling and flight operations despatch services to more than 28 international and domestic airlines operating at Indonesia's major airports, such as Jakarta, Denpasar, Surabaya and Medan.

The MOU was signed today in Jakarta by Mr William Tan, Chief Executive Officer of SIA Engineering Company, and Mr Arifin Sarodji, President Director of PT JAS.

Under the MOU, SIA Engineering's stake in the yet-to-be-named joint venture will be 49% while PT JAS will hold the remaining 51%.

SIA Engineering Company and PT Jasa Angkasa Semesta will now work towards the joint venture agreement. The company will make further announcements at the appropriate time.

##

About SIA Engineering Company

SIA Engineering Company is a major provider of aircraft maintenance, repair and overhaul (MRO) services in Asia-Pacific. The Company has a client base of more than 80 international carriers and aerospace equipment manufacturers. It provides line maintenance services at Singapore Changi Airport for about 220 flights daily, as well as airframe and component overhaul on some of the most advanced and widely used commercial aircraft in the world. For the financial year ended 31 March 2002, turnover for the Company reached S$835.6 million.

16 joint ventures with original equipment manufacturers and airlines in Singapore, Ireland, China, Hongkong and Taiwan increase the depth and breadth of the Company's comprehensive service offerings. The combined revenue of these joint ventures is approximately S$1.7 billion in FY2001/02, with 83% coming from non-Singapore Airlines customers. Taking into account SIA Engineering Company's equity holding in its joint ventures, non-SIA customers contributed approximately 34% of SIA Engineering Group's business.

SIA Engineering Company has approvals from 23 national aviation regulatory authorities to provide MRO services for aircraft registered in the United States of America, major European countries and Japan, among others.

About PT Jasa Angkasa Semesta

JAS Airport Services is a full service airport handling company that takes care of more than 28 customers from around the world. It provides comprehensive ground handling, cargo, line maintenance, security services, flight clearances as well as VIP/charter flights. Since its inception, the Company has continually sharpened and refined its services as well as its unit JAS Engineering. Started as the Aircraft Technical Service Department (ATS) within JAS organisation in 1985, JAS Engineering today is operating under CASR 145 as an Approved Maintenance Organisation in more than 10 airports in Indonesia.

The Company implements the highest standard of quality required by our airline customers as well as their respective regulatory agencies. Our licenses and approval system were designed to be in par with the Joint Airworthiness Requirement (JAR66) and FAR requirements as well as those of Indonesian CASR.

For more information, please contact:

Chia Peck Yong

Senior Manager Public Affairs
SIA Engineering Company
Tel: (65) 6541-5134
Fax: (65) 6546-0679
Mobile: (65) 9863-0982
E-mail: peckyong_chia@singaporeair.com.sg

Submitted by Devika Rani Davar, Company Secretary on 31/07/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	29/07/2002
Date of change of deemed interest:	18/06/2002
Name of registered holder:	CDP: Keppel Insurance Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	21,000
% of issued share capital:	0.0021
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	2.26
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	870,456,000	
% of issued share capital:	87.05	
No. of shares held after the transaction:	870,435,000	
% of issued share capital:	87.04	
Total shares:	870,435,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 31/07/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	29/07/2002
Date of change of deemed interest:	23/07/2002
Name of registered holder:	CDP: DBS Nominees
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	8,000
% of issued share capital:	0.0008
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	2.2028
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	870,435,000	
% of issued share capital:	87.04	
No. of shares held after the transaction:	870,443,000	
% of issued share capital:	87.04	
Total shares:	870,443,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 31/07/2002 to the SGX

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 29-Jul-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
# 18-Jun-02	CDP : KEPPEL INSURANCE PTE LTD	+ DEEMED INTEREST - OPEN MARKET SALE	(21,000)	2.26000	870,456,000	87.05%	870,435,000	87.04%
* 23-Jul-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET PURCHASE	8,000	2.20280	870,435,000	87.04%	870,443,000	87.04%

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 26 Jul 02

This transaction was reported to us on 27 Jul 02 (Sat)

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN DEE (MISS)
ASSISTANT COMPANY SECRETARY

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	12/08/2002
Date of change of deemed interest:	07/08/2002
Name of registered holder:	CDP: DBS Nominees
Circumstance(s) giving rise to the interest:	Open market purchase

02 SEP 16 AM 10:29

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	10,000
% of issued share capital:	0.001
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	2.1928
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	870,443,000	
% of issued share capital:	87.04	
No. of shares held after the transaction:	870,453,000	
% of issued share capital:	87.05	
Total shares:	870,453,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 13/08/2002 to the SGX

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 12-Aug-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 7-Aug-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET PURCHASE	10,000	2.19280	870,443,000	87.04%	870,453,000	87.05%

\+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 12 Aug 02

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GIAM LAY HOON (MS)
COMPANY SECRETARY

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	29/08/2002
Date of change of deemed interest:	27/08/2002
Name of registered holder:	CDP: Keppel Insurance Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	44,000
% of issued share capital:	0.0044
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	2.15
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	870,453,000	
% of issued share capital:	87.05	
No. of shares held after the transaction:	870,409,000	
% of issued share capital:	87.04	
Total shares:	870,409,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 30/08/2002 to the SGX

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 29-Aug-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 27-Aug-02	CDP : KEPPEL INSURANCE PTE LTD	+ DEEMED INTEREST - OPEN MARKET SALE	(44,000)	2.15000	870,453,000	87.05%	870,409,000	87.04%

0·0044

\+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 28 Aug 02

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN DEE (MISS)
ASSISTANT COMPANY SECRETARY